SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Halo Resources Ltd.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

40637D108

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_| Rule 13d-1(b)

     |X| Rule 13d-1(c)

     |_|Rule 13d-1(d)

CUSIP No. 40637D108	13G	Page 2 of 5 Pages

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) RAB Special Situations (Master) Fund Limited
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 2,000,000*
	(6)	Shared Voting Power 0
	(7)	Sole Dispositive Power 2,000,000*
	(8)	Shared Dispositive Power 0
9)	Aggregate Amount Beneficially Owned by Each Reporting Person
2,000,000*

*Includes 1,000,000 common shares and warrants exercisable to acquire an additional 1,000,000 common shares. Under the terms of the Warrants, in no event shall the Warrants be converted into Common Shares, if after giving effect to such conversion, the holder would, in aggregate, beneficially own Common Shares of the issuer in excess of 20% of the issued and outstanding Common Shares of the issuer.

10)	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11)	Percent of Class Represented by Amount in Row (9)
7.2001%**

** Based on 26,774,383 common shares issued and outstanding on December 28, 2005 per issuer’s management information circular filed 1/16/06. Under the terms of the Warrants, in no event shall the Warrants be converted into Common Shares, if after giving effect to such conversion, the holder would, in aggregate, beneficially own Common Shares of the issuer in excess of 20% of the issued and outstanding Common Shares of the issuer.

12)	Type of Reporting Person (See Instructions) CO

CUSIP No. 40637D108	13G	Page 3 of 5 Pages

Item 1 (a)	Name of Issuer:
Halo Resources Ltd.
Item 1 (b)	Address of Issuer's Principal Executive Offices:
#1305 - 1090 West George Street Vancouver, British Columbia V6E 3V7 Canada
Item 2 (a)	Name of Person Filing: RAB Special Situations (Master) Fund Limited
Item 2 (b)	Address of Principal Business Office or, if none, Residence:
RAB Special Situations (Master) Fund Limited P.O. Box 908 GT Walker House Mary Street George Town, Cayman Islands
Item 2 (c)	Citizenship: Cayman Islands
Item 2 (d)	Title of Class of Securities: Common Shares
Item 2 (e)	CUSIP Number:
40637D108
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	|_|	Broker or dealer registered under Section 15 of the Act.
	(b)	|_|	Bank as defined in Section 3(a)(6) of the Act.
	(c)	|_|	Insurance company as defined in Section 3(a)(19) of the Act.
	(d)	|_|	Investment company registered under Section 8 of the Investment Company Act.
	(e)	|_|	An investment adviser in accordance with Rule 13d-1(b)(1) (ii)(E);
	(f)	|_|	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	|_|	A parent holding company, in accordance with Rule 13d-1(b)(ii)(G);
	(h)	|_|	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	|_|	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	|_|	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

		[X]	If this statement is filed pursuant to Rule 13d-1(c), check this box.

CUSIP No. 40637D108	13G	Page 4 of 5 Pages

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.
(a)	Amount beneficially owned:
See Item 9 on the cover page
(b)	Percent of Class:
See Item 11 on the cover page
(c)	Number of shares as to which such person has:

(i)     Sole power to vote or to direct the vote:

(ii)    Shared power to vote or direct the vote:

(iii)   Sole power to dispose or to direct the disposition of:

(iv)    Sole power to dispose or to direct the disposition of:

See Items 5-8 on cover page
Item 5.	Ownership of Five Percent or Less of a Class.
N/A
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
N/A
Item 8.	Identification and Classification of Members of the Group. N/A
Item 9.	Notice of Dissolution of Group. N/A
Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 40637D108	13G	Page 5 of 5 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 2, 2006 (Date)

RAB Special Situations (Master) Fund Limited by William Philip Richards, Director /s/ William Philip Richards (Signature)